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                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                              ------------------------

                                     FORM N-8A
                            NOTIFICATION OF REGISTRATION
                       FILED PURSUANT TO SECTION 8(a) OF THE
                           INVESTMENT COMPANY ACT OF 1940

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          The undersigned investment company hereby notifies the Securities and
Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                             COMPASS HIGHFIELDS I FUND
                                        Name

                            c/o McKinsey & Company, Inc.
                                 Park Avenue Plaza
                                55 East 52nd Street
                              New York, New York 10022
                        Address of Principal Business Office

              Telephone Number (including area code):  (212) 446-8067

                 Name and address of agent for service of process:

                                Timothy J.E. Church
                            c/o McKinsey & Company, Inc.
                                 Park Avenue Plaza
                                55 East 52nd Street
                              New York, New York 10022

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Check Appropriate Box:

          Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes  /  /  No /X/

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Item 1.   Exact name of registrant.

               COMPASS HIGHFIELDS I FUND.

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

               NEW YORK, August 31, 1998.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

               Partnership.

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

               Management company. Registrant is an employee securities company and is subject to an exemptive order granted to Partners Income Fund (Investment Company Act Release No. IC-18948 (September 14,
               1992)).

Item 5.   If registrant is a management company:

          (a) state whether registrant is a "closed-end" company or an "open-end" company;

               Closed-end company.

          (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

               Non-diversified company.

Item 6.   Name and address of each investment adviser of registrant.

               PAUL HARRIS MANAGEMENT, INC.
               c/o McKinsey & Company, Inc.
               Park Avenue Plaza
               55 East 52nd Street
               New York, New York 10022

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.


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               Registrant does not have a board of directors.  Registrant is a "commodity pool" for purposes of the Commodity Exchange Act and is advised by Paul Harris Management Inc. ("Paul Harris"), a registered commodity pool operator. Paul Harris is advised by an "Advisory Committee," which under the registrant's partnership agreement has only administrative and consultative responsibilities. The members of the Advisory Committee (all of whom are partners in the registrant) are:

                    Stephen C. Coley
                    Peter A. Flaherty
                    Roger C. Kline
                    Timothy Church
                    Donald Waite

Item 8. If registrant is an unincorporated investment company not having a board of directors:

          (a)  state the name and address of each sponsor of registrant;

               Not applicable.

          (b) state the name and address of each officer and director of each sponsor of registrant;

               Not applicable.

          (c) state the name and address of each trustee and each custodian of registrant.

               Not applicable.

Item 9.   (a)  state whether registrant is currently issuing and offering its securities directly to the public (yes or no).

               No.

          (b) If registrant is currently issuing its securities to the public through an underwriter, state the name and address of such underwriter.

               Not applicable.


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          (c)  If the answer to Item 9(a) is "no" and the answer to Item 9(b) is
               "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

               No.

          (d) State whether registrant has any securities currently issued and outstanding (yes or no).

               Yes.

          (e) If the answer to Item 9(d) is "Yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

               18 beneficial owners. No company owns 10% or more of the registrant's outstanding voting securities.

Item 10.  State the current value of registrant's total assets.

               $2,976,000 as of October 1, 1998.

Item 11. State whether registrant has applied or intends to apply for license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

               No.

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

               Not applicable.


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                                      SIGNATURES


          Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 20th day of October, 1998.


                                   COMPASS HIGHFIELDS I FUND


                                   By: /s/  Timothy Church
                                       ------------------------------
                                       Title:  General Partner


Attest: /s/  Todd Tibbetts
        ------------------------------
        Title:  General Partner



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